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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   ---------------

                                     FORM 8-A/A

                                   Amendment No. 3

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                               SECURITIES ACT OF 1934


                             FUSION SYSTEMS CORPORATION
               (Exact name of registrant as specified in its charter)

                Delaware                              52-0915080
         ------------------------              ------------------------
         (State of incorporation                     (IRS Employer
             or organization)                      Identification No.)

7600 Standish Place, Rockville, Maryland                  20855
-----------------------------------------       ------------------------
(Address of principal executive offices)                (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:


           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered
           --------------------               ------------------------------
                  None                                      N/A

Securities to be registered pursuant to Section 12(g) of the Act:

           Rights to Purchase Series A Junior Participating Preferred Stock
           ---------------------------------------------------------------
                                  (Title of Class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     On September 8, 1994, the Board of Directors of Fusion Systems Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's Common Stock, $0.01 par value (the "Common Stock"), issued to stockholders of record at the close of business on September 19, 1994 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $0.01 par value per share (the "Preferred Stock"), at a purchase price of $40.00 per Unit (the "Purchase Right"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (the "Rights Agent"), a copy of which was filed as Exhibit 4.1 to Form 8-K dated September 8, 1994, and such previous filing, including exhibits, is hereby incorporated by reference.

     On April 19, 1995, the Board of Directors and the Rights Agent amended the Rights Agreement (the amendment being referred to as the "First Amendment"). The First Amendment was filed as Exhibit 4.2 to Form 8-K dated April 19, 1995, and such previous filing, including exhibits, is hereby incorporated by reference.

     On June 30, 1997, the Board of Directors of the Company and the Rights Agent amended the Rights Agreement (the amendment being referred to as the "Second Amendment") a copy of which was filed as Exhibit 4.3 to Form 8-K dated June 29, 1997 and such previous filing, including exhibits, is here by incorporated by reference. A description of the Rights under the Rights Agreement, as amended to date, is set forth below.

     The Rights are attached to all certificates representing Common Stock outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") other than Eaton Corporation ("Eaton") or any Affiliate of Eaton, has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of such outstanding Common Stock, other than a tender offer initiated by Eaton or an Affiliate of Eaton or (iii) 10 business days after the Continuing Directors (as defined in the Rights Agreement) of the Company shall declare any Person to be an Adverse Person, upon a determination that such Person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of Common Stock which the Continuing Directors determine to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and a majority of the Continuing Directors (with the concurrence of a majority of the Independent Directors (as defined in the Rights Agreement)) determines, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into such transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation or ability to deal with government agencies) on the business or prospects of the Company.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the
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                                      -3-

Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights may be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 19, 2004, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with Common Stock issued upon the exercise of employee stock options issuable under employee stock benefit plans or upon the conversion of convertible securities issued hereafter, only Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event the Continuing Directors determine that a Person is an Adverse Person or, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock are not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding Common Stock (except pursuant to an offer for all outstanding Common Stock which the Independent Directors determine to be fair to, and otherwise in the best interests of, the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or Adverse Person will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by the Board of Directors to be fair as described in clause (ii) of the preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and the Section 11(a)(ii) Events are collectively referred to as "Triggering Events;" provided that no Triggering Event shall be deemed to occur by reason of the approval, execution or delivery of the Agreement and Plan of Merger dated as of June 30, 1997 (the "Merger Agreement") by and among Eaton, ETN Acquisition Corp. and the Company, the announcement or consummation of the Offer or the Merger (as such terms are defined in the Merger Agreement) or the consummation of the other transactions contemplated by the Merger Agreement.

     At any time after the occurrence of a Section 11(a)(ii) Event, a majority of the Continuing Directors (as defined in the Rights Agreement) may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the
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event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. The Company may not redeem the Rights if the Continuing Directors have previously declared a Person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if either (i) an Acquiring Person reduced his beneficial ownership to less than 15% of the outstanding Common Shares in a transaction or series of transactions not involving the Company, or (ii) the redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier to occur of the determination that a Person is an Adverse Person or the Distribution Date. After the earlier of such events, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.
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ITEM 2. EXHIBITS

        Item 2 of Form 8-A is hereby amended by adding the following Exhibits:

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

    1 Rights Agreement, dated as of September 8, 1994, between Fusion Systems Corporation and The First National Bank of Boston (incorporated herein by reference from Form 8-K dated September 9, 1994).

    2 First Amendment to Rights Agreement, dated as of April 19, 1995, between Fusion Systems Corporation and The First National Bank of Boston, as Rights Agent (incorporated herein by reference from Form 8-K dated April 19, 1995).

    3 Second Amendment to Rights Agreement, dated as of June 30, 1997, between Fusion Systems Corporation and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (incorporated herein by reference from Form 8-K dated June 29,
                1997).
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                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 10, 1997                            FUSION SYSTEMS CORPORATION



                                                By: /s/ JOSEPH F. GREEVES
                                                   ------------------------
                                                   Name:  Joseph F. Greeves
                                                   Title: Vice President
                                                          and
                                                          Chief Finacial
                                                          Officer
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                                 EXHIBIT INDEX


Exhibit No.                          Description
-----------                          -----------

     1 Rights Agreement, dated as of September 8, 1994, between Fusion Systems Corporation and The First National Bank of Boston (incorporated herein by reference from Form 8-K dated
                September 9, 1994).

     2 First Amendment to Rights Agreement, dated as of April 19, 1995, between Fusion Systems Corporation and The First National Bank of Boston, as Rights Agent (incorporated herein by reference from Form 8-K dated April 19, 1995).

     3 Second Amendment to Rights Agreement, dated as of June 30, 1997, between Fusion Systems Corporation and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (incorporated herein by reference from Form 8-K dated
                June 29, 1997).